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TSX.V: ADL

News Release

ADIRA ENERGY ANNOUNCES THE APPOINTMENT OF INDUSTRY
ACCOMPLISHED CEO

TORONTO, February 27th, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). The Board of Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce the appointment of Mr. Jeffrey Walter as Chief Executive Officer, and the transition of Mr. Hezi Kugler from CEO to Strategic Consultant to the Company, both effective immediately.

Mr. Walter previously held positions with Noble Energy for 27 years, a large multi-national independent energy company with a market capitalization exceeding US$18 billion. He presided over the team responsible for the largest gas discovery at the time in Israel. He directed programs increasing international oil reserves from 29% to 69% and gas reserves from 6% to 61% of overall corporate reserve base. Mr. Walter has actively explored for hydrocarbons in Argentina, Australia, China, Denmark, Ecuador, Equatorial Guinea, Gabon, Israel, Ireland, Netherlands, Norway, Portugal, Senegal, Spain, Tunisia, United Kingdom, Vietnam, as well as evaluations and recommendations in other countries and basins.

Dennis Bennie, Adira's Chairman stated: “We are elated to welcome Jeff as Chief Executive Officer of Adira Energy. Having the experience of a pioneer in the Israel oil and gas sector as senior executive of Noble Energy which made three of Israel’s most significant discoveries to date endows Adira with the necessary technical skill and leadership, as we embark on its drilling program.”

As incoming Chief Executive Officer of Adira Energy, Mr. Walter commented: “It is exciting to be part of Adira’s continued growth in the Eastern Mediterranean. Our significant portfolio of assets will serve as a solid foundation for commercial success and further expansion in the region.”

About Mr. Jeffrey Walter

Jeffrey E. Walter is an executive manager with over 30 years in the energy industry and 10+ years in creative leadership positions including business unit Vice President and Director of various corporate subsidiaries for Noble Energy. He possesses a unique combination of technical and business acumen and has demonstrated repeatable success discovering high impact resources. As the Vice President for the Europe and Mediterranean Business Group based in London he led the teams responsible for recent world-class discoveries in Israel as well as the initial success in the region. The globally significant “Tamar” discovery offshore Israel was the largest conventional gas field of 2009. Over 1 billion barrels oil equivalent has been announced to date. This business group was also responsible for all business activity in the UK, Norway, Netherlands, Israel and Cyprus. Mr. Walter expanded the prospect portfolio creating a new business group core area. Amongst others he participated in private meetings with Israel’s President.

Prior to moving to London he was Noble’s Vice President of Latin America and Asia. His projects included gas to power in Ecuador, heavy oil production in China, discoveries in Vietnam, and green field exploration in many other countries. The position was responsible for upstream, mid-stream, and downstream infrastructure projects including a gas fired power plant located in a logistically challenging remote area of Ecuador.

During his tenure as International Exploration Manager for Noble he built an international portfolio containing several projects that now have become core legacy assets which continue to create value. During this time his accomplishments also include the “Noa” and “Mari B” discoveries offshore Israel.

These positions have enabled him to be successful in diverse situations and provided extensive cross cultural management in many unique settings. As an exploration geologist, he was instrumental in Nobel’s expansion into the US offshore Gulf of Mexico. Mr. Walter was responsible for creating “company building” projects that facilitated their unprecedented expansion. He has a Bachelor of Science in Geology from the University of New Mexico.

Mr. Hezi Kugler

As the Company rapidly approaches its drilling campaign, Mr. Kugler will work with the Company as a strategic consultant to complement Mr. Walter and the accomplished Adira management team in achieving its goals.

Chairman, Dennis Bennie expressed his gratitude to Mr. Kugler on behalf of the board of directors, stating: “On behalf of Adira and the other members of Adira’s board I would like to thank Hezi for his service to Adira as CEO. Hezi brought excellent synergistic capabilities and experience. His dedication to the Company has been very valuable to date and ongoing consulting role will play an important role in the future plans of Adira as we embark on the next phase of the Company’s life cycle.”

About Adira Energy Ltd.

Adira Energy Ltd. is an energy company which explores for oil and gas on and offshore Israel. It has three petroleum exploration licenses; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has received two gross prospective resource reports related to the Gabriella and the Yitzhak licenses, prepared by Gustavson Associates and titled “Report for License #378 / Gabriella, Offshore Israel”, dated September 06, 2011 and “Report for License #380 / Yitzhak, Offshore Israel”, dated September 06, 2011, respectively.

For more information contact:
Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President, Corp. Dev.	Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311
Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+ 972 549437512

Forward-Looking Statement Disclaimer
This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.